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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          FPA Medical Management, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.002 par value per share
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                         (Title of Class of Securities)

                                   302543 10 3
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                                 (CUSIP Number)

     Kirk A. Benson                Copies to:  Linda C. Williams, Esq.
     Foundation Health Corporation             Karen A. Dempsey, Esq.
     3400 Data Drive                           Pillsbury Madison & Sutro, LLP
     Rancho Cordova, CA  95670                 P.O. Box 7880
     (916) 631-5000                            San Francisco, CA 94120-7880
                                               (415) 983-1000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 23 Pages

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CUSIP No.   302543 10 3
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               1)   Names of Reporting Persons
                    S.S. or I.R.S. Identification Nos. of Above Persons


                    Foundation Health Corporation ("Foundation")
                    I.R.S. Identification No.:  68-0014772

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               2)   Check the Appropriate Box if a Member of a Group (See
                    Instructions)
                                                                 (a)       [ ]
                                                                 (b)       [X]

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               3)   SEC Use Only

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               4)   Source of Funds (See Instructions)

                    00

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               5)   Check if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)                         [ ]

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               6)   Citizenship or Place of Organization

                    U.S.A.

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               7)   Sole Voting Power

                    4,076,087(1)

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               8)   Number of Shares Beneficially Owned by Each Reporting
                    Person with Shared Voting Power

                    0

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               9)   Sole Dispositive Power

                    4,076,087

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               10)  Shared Dispositive Power

                    0

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               11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    4,076,087

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               12)  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)                              [ ]

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     (1)  Foundation has agreed to vote such shares in accordance with the terms of a Voting Agreement between Foundation and the Issuer.  See Item 6.

                               Page 2 of 23 Pages

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               13)  Percent of Class Represented by Amount in Row (11)

                    16.5%

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               14)  Type of Reporting Person (See Instructions)

                    CO




                               Page 3 of 23 Pages

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     With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to shares of Common Stock, par value $0.002 per share ("Common Stock"), of FPA Medical Management, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 3636 Nobel Drive, Suite 200, San Diego, California 92122.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by Foundation Health Corporation, a corporation organized and existing under the laws of the State of Delaware ("Foundation"). Foundation is an integrated managed health care organization with headquarters in Rancho Cordova, California. Through its HMO, insured PPO and government contracts subsidiaries, Foundation provides group, individual, Medicare, Medicaid and CHAMPUS coverage for more than three million individuals. In addition, Foundation's subsidiaries offer managed health care products related to workers' compensation, behavioral health, dental, vision and prescription drugs, and administrative services for medical groups and self-funded benefit programs. Foundation's principal offices are located at 3400 Data Drive, Rancho Cordova, California 95670.

     The names and present principal occupations or employment, and the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted of the directors and executive officers of Foundation are set forth in Annex 1 hereto and are incorporated herein by reference. Each director and executive officer of Foundation is a citizen of the United States. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Foundation.

     During the last five years, Foundation and, to the best knowledge of Foundation, the executive officers and directors of Foundation have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 10, 1996, Foundation acquired 4,076,087 shares (the "Shares") of Common Stock, pursuant to the terms of a Stock and Note Purchase Agreement (the "Purchase Agreement"), dated as of June 28, 1996, as amended, between Foundation, the Issuer and the other parties listed therein. While the transactions contemplated by the Purchase Agreement were consummated effective as of November 29, 1996, Foundation did not acquire the Shares until December 10, 1996. The Purchase Agreement related to, among other things, the purchase, by a subsidiary of the Issuer, of the stock of Foundation Health Medical Services, a California corporation, doing business in Arizona as TDMC Medical Services Corporation ("FHMS"). The Shares were issued to Foundation as part of the consideration for the purchase of the stock of FHMS pursuant to the Purchase Agreement.


                               Page 4 of 23 Pages

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ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 3 above, Foundation acquired the Shares in connection with the acquisition of FHMS by a subsidiary of the Issuer. The Shares have been acquired for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Issuer. Foundation may, however, from time to time communicate with the Issuer's management regarding its business plans and operations. Subject to the Registration Rights Agreement and Voting Agreement described below, Foundation intends continually to assess the market and prospects for the Issuer's Common Stock and may, based upon such assessment, from time to time, or at any time, purchase additional shares of Common Stock or sell or otherwise dispose of the Shares, and may engage in various hedging or other derivative transactions with respect to the Shares.

     Subject to the foregoing, Foundation does not have any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As of the date hereof, Foundation may be deemed to be the beneficial owner of 4,076,087 shares of Common Stock (approximately 16.5% of the total number of shares of Common Stock outstanding at the date hereof). Subject to the terms of the Registration Rights Agreement and the Voting Agreement, Foundation has sole voting and dispositive power over all of the Shares.

     Other than as set forth herein, neither Foundation nor any of its subsidiaries beneficially owns any shares of Issuer's Common Stock. To the best knowledge of Foundation, none of Foundation's executive officers or directors beneficially owns any shares of the Issuer's Common Stock.

     Other than as set forth herein, there have been no transactions in shares of Issuer's Common Stock during the past 60 days by Foundation, or, to the best knowledge of Foundation, by any of Foundation's executive officers and directors. In addition, to the best knowledge of Foundation, no person other than Foundation has the right to receive dividends from, or the proceeds from the sale of, the securities covered by this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Foundation has entered into a Registration Rights Agreement, dated as of November 29, 1996 (the "Registration Rights Agreement"), with the Issuer, a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference. Pursuant to the terms of the Registration Rights Agreement, Foundation may, at any time after March 31, 1997 and until the earlier (the "Expiration Date") of
(i) the date the Shares become freely tradable and (ii) November 29, 2001, require the Issuer to register up to 2,000,000 of the Shares. In addition, following the expiration of any contractual lock-ups entered into in connection with such demand registration and prior to the Expiration Date, Foundation may require the Issuer to register all of the remaining Shares pursuant to a shelf registration statement. Foundation also has the option to request a shelf registration statement only, in lieu of the first demand registration and subsequent shelf registration. All sales by Foundation pursuant to a shelf registration are subject to volume limitations set forth in the Registration Rights Agreement. Under certain circumstances, the Issuer has the right to defer such demand registrations. Furthermore, whenever the Issuer proposes to register, under the Securities Act, any of its securities, Foundation is entitled, subject to certain restrictions, to include its Shares in such registration. In lieu of carrying out any of its obligations to register shares pursuant to the Registration Rights Agreement, the Issuer may purchase the Shares requested to be so registered at a price equal to the closing price of such Shares on the date such registration is requested. Nothing in the Registration Rights Agreement restricts Foundation's ability to enter into hedging transactions with respect to the Shares.


                               Page 5 of 23 Pages

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     Foundation and the Issuer have entered into a Voting Agreement (the "Voting
Agreement"), dated as of November 29, 1996, pursuant to which Foundation has agreed to vote the Shares in accordance with the recommendation of the Board of Directors of the Issuer with respect to all matters other than (i) transfers of all or substantially all of the assets or capital stock of the Issuer, consolidations, mergers, reclassifications and recapitalizations and (ii) amendments to the Certificate of Incorporation or By-laws of the Issuer if such amendment would change any of the rights of the Common Stock. In addition, Foundation may vote the Shares in any manner in which it sees fit, during the occurrence of any material breach by FPA or any of its affiliates under the Purchase Agreement or certain other enumerated agreements between the Issuer and its affiliates on the one hand, and FPA and its affiliates, on the other. The Voting Agreement terminates at such time as Foundation owns less than 500,000 Shares. Pursuant to the Voting Agreement, Foundation may not transfer more than 500,000 shares of Common Stock to any company in the health services industry without the prior written consent of the Issuer or Foundation's obtaining of the written agreement of such transferee to be bound by the terms of the Voting Agreement.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1.   Registration Rights Agreement, dated as of November 29,
          1996, by and between the Issuer and Foundation.

     2. Voting Agreement, dated as of November 29, 1996, by and between the Issuer and Foundation.



                               Page 6 of 23 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 19, 1996           FOUNDATION HEALTH CORPORATION



                                   By   /s/ Jeffrey L. Elder
                                        ------------------------------------
                                        Name:  Jeffrey L. Elder
                                        Title: Senior Vice President
                                                  Chief Financial Officer


                               Page 7 of 23 Pages

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                                     ANNEX 1

The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Foundation Health Corporation. Directors are indicated by an asterisk.


 Name and Residence or              Present Principal Occupation
 Business Address                   or Employment
 ---------------------              ------------------------------

 *Daniel D. Crowley                 Chairman of the Board,
  Foundation Health                 President and Chief Executive
  Corporation                       Officer of Foundation
  3400 Data Drive                   (principal business: managed
  Rancho Cordova, CA 95670          health care services).


 *Earl B. Fowler                    President and owner of  Fowler
  Fowler International              International Corporation
    Corporation                     (principal business: international
  2231 Crystal Drive, #500          consulting firm) and Chairman of
  Crystal Park III                  SPD Technologies, Inc. (principal
  Arlington, VA 22202               business: electrical equipment
                                    manufacturing).


 *Steven D. Tough                   President and Chief Operating
  Foundation Health                 Officer-Government Programs
  Corporation                       of Foundation (principal
  3400 Data Drive                   business: managed health care
  Rancho Cordova, CA 95670          services).


 *David A. Boggs                    General  Manager, ATC/Vancom
  ATC/Vancom of Nevada Limited      of Nevada Limited Partnership,
  Partnership, Operating            Operating Citizens Area Transit
  Citizens Area Transit             (principal business:
  3200 W. Tompkins Avenue           transportation)
  Las Vegas, NV  89103


 *Richard W. Hanselman              Consultant to various companies;
  3017 Poston Avenue                Director of Arvin Industries,
  Nashville, TX 37203               Becton, Dickinson and Company, BEC
                                    Group, the Bradford Funds, Gryphon
                                    Holdings, Inc. and IMCO Recycling,
                                    Inc.


 *Raymond S. Troubh                 Financial Consultant;
  10 Rockefeller Plaza              director of ADT Limited,
  Suite 712                         America West Airlines, Inc.,
  New York, NY  10020               Applied Power Inc., ARIAD
                                    Pharmaceuticals, Inc., Becton,
                                    Dickinson and Company, Diamond
                                    Offshore Drilling, Inc.,
                                    General American Investors
                                    Company, Olsten Corporation,
                                    Petrie Stores Corporation, Time
                                    Warner Inc., Triarc Companies,
                                    Inc. and WHX Corporation.


                               Page 8 of 23 Pages

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 *Jeffrey L. Elder                  Senior Vice President - Chief
  Foundation Health                 Financial Officer of Foundation
  Corporation                       (principal business: managed
  3400 Data Drive                   health care services).
  Rancho Cordova, CA 95670

 *Patrick Foley                     Chairman, President and CEO
  DHL Airways, Inc.                 of DHL Airways, Inc. (principal
  333 Twin Dolphin Drive            business: shipping);
  Redwood City, CA  94065           Director of Continental Airlines
                                    and Glenborough Realty Trust.

 *Ross P. Henderson                 Medical Director of Intergroup
  Intergroup of Arizona             Prepaid Health Services of
  1010 N. Finance Center Drive      Arizona, Inc., (principal
  Tucson, AZ  85710                 business: a health maintenance
                                    organization); Medical Director
                                    of Thomas-Davis Medical Centers,
                                    P.C.

 *Richard J. Stegemeier             Chairman Emeritus of Unocal
  Unocal Corporation                Corporation; director First
  376 Valencia Avenue               Interstate Bancorp, Halliburton
  Brea, CA  92621                   Company, Northrop Grumman
                                    Corporation, Outboard Marine
                                    Corporation, Pacific Enterprises
                                    and Wells Fargo Bank.

  Kirk A. Benson                    President and Chief Operating
  Foundation Health Corporation     Officer - Commercial Operations
  3400 Data Drive                   of Foundation (principal
  Rancho Cordova, CA  95670         business: managed health care
                                    services)

  Allen J. Marabito                 Senior Vice President -
  Foundation Health Corporation     General Counsel and Secretary
  3400 Data Drive                   of Foundation (principal
  Rancho Cordova, CA 95670          business: managed health care
                                    services)



                               Page 9 of 23 Pages